May 11, 2009

VIA EDGAR AND COURIER

Rolaine S. Bancroft, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Credit Suisse Asset Repackaging Depositor LLC
Registration Statement on Form S-3
File No. 333-157022

Dear Ms. Bancroft:

Credit Suisse Asset Repackaging Depositor LLC (the “depositor”), as registrant with respect to the Registration Statement, in accordance with Rule 461 under the General Rules and Regulations under the Securities Act of 1933, as amended, hereby requests that the effective date for the Registration Statement be accelerated so that it will be declared effective at 12:00 p.m. on May 12, 2009.

The depositor acknowledges and represents to the United States Securities and Exchange Commission (the “Commission”) that should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.  The depositor acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the depositor from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.  The depositor further represents that it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please contact me at 212-325-7198 or helena.willner@credit-suisse.com with any questions or comments regarding this matter.  Thank you for your time and attention.

Sincerely,

/s/ Helena M. Willner
Helena M. Willner, Esq.

cc:           Daniel M. Rossner, Esq. – Sidley Austin LLP